EXHIBIT 11

                               CELSION CORPORATION
                        COMPUTATION OF EARNINGS PER SHARE


                                                     Nine Months Ended June 30,


                                                        1999            1998



    Net (loss) income                              $(1,588,465)    $(3,521,826)

    Net (loss) income per common share*            $     (0.04)    $     (0.10)

    Weighted average shares outstanding             43,787,113      33,952,060


       * Common stock equivalents have been excluded from the calculation of net loss per share as their inclusion would be anti-dilutive.
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